May 19, 2025

Michael Benstock
Chief Executive Officer
SUPERIOR GROUP OF COMPANIES, INC.
200 Central Avenue, Suite 2000
St. Petersburg, FL 33701

       Re: SUPERIOR GROUP OF COMPANIES, INC.
           Registration Statement on Form S-3
           Filed on May 13, 2025
           File No. 333-287224
Dear Michael Benstock:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Roland Chase